As filed with the Securities and Exchange Commission on August 15, 2011
Registration No. 333-176092

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM F-9

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Bell Canada	BCE Inc.
(Exact Name of Co-Registrants as Specified in their Charter)

Canada	Canada
(Provinces or Other Jurisdictions of Incorporation or Organization)

1040	4813
(Primary Standard Industrial Classification Code Numbers)

98-0181584	26-2663280
(I.R.S. Employee Identification Nos.)

1, carrefour Alexander-Graham-Bell	1, carrefour Alexander-Graham-Bell
Building A, 8th Floor	Building A, 8th Floor
Verdun, Québec	Verdun, Québec
Canada H3E 3B3	Canada H3E 3B3
(514) 870-8777	(514) 870-8777
(Address, including postal code, and telephone number, including area code, of Co-Registrants’ principal executive office)

Puglisi & Associates	Puglisi & Associates
850 Library Avenue, Suite 204	850 Library Avenue, Suite 204
Newark, Delaware 19711	Newark, Delaware 19711
(302) 738-6680	(302) 738-6680
(Name, Address (Including Zip Code) and Telephone Number (Including Area Code) of Agent for Service in the United States)

Copies to:

Alain F. Dussault	Donald R. Crawshaw
Corporate Secretary	Sullivan & Cromwell LLP
BCE Inc. and Bell Canada	125 Broad Street
1, carrefour Alexander-Graham-Bell	New York, NY 10004
Building A, 7th Floor	(212) 558-4000
Verdun, Québec
Canada H3E 3B3
(514) 786-3891

     Approximate date of commencement of proposed sale of the securities to the public: From time to time after this registration statement becomes effective.
Province of Québec, Canada
(Principal Jurisdiction Regulating this Offering)
It is proposed that this filing shall become effective (check appropriate box):
A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑	at some future date (check appropriate box below):
1.	☐	Pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).

2.	☐	Pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3.	☑	Pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

4.	☐	After the filing of the next amendment to this form (if preliminary material is being filed).
If any of the securities being registered on this Form F-9 are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

The Co-Registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 (the “Securities Act”) or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED
TO OFFICERS OR PURCHASES
We may not sell these securities until the Registration Statement filed with the U.S. Securities and Exchange Commission is effective. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bell Canada at 1 Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3, 514-786-8424 and are also available electronically at www.sedar.com.
Short Form Base Shelf Prospectus

New Issue	August 15, 2011
Bell Canada
$3,000,000,000
Debt Securities
(Unsecured)

Unconditionally guaranteed as to payment of principal,
interest and other payment obligations by BCE Inc.
Debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness or other instruments (collectively, the “Debt Securities” and each, individually, a “Debt Security”) of Bell Canada (the “Corporation” or “Bell Canada”) may be offered hereunder from time to time in one or more series or issues in an aggregate amount of up to $3,000,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) calculated on the basis of the principal amount of the Debt Securities issued by Bell Canada, in the case of interest bearing Debt Securities, or on the basis of the gross proceeds received by Bell Canada, in the case of non-interest bearing Debt Securities, during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. The Debt Securities will either be Debt Securities that will rank pari passu, except as to sinking funds, if any, with all other unsecured and unsubordinated indebtedness of Bell Canada or Debt Securities that will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined herein) of Bell Canada. Payment of principal, interest and other payment obligations under the Debt Securities will be fully and unconditionally guaranteed by BCE Inc. (“BCE” or the “Guarantor”). The obligations of the Guarantor under such guarantee will constitute direct unsecured obligations of the Guarantor and will either rank pari passu with all other unsecured and unsubordinated obligations of the Guarantor or be subordinated in right of payment to the prior payment in full of all Senior Guaranteed Obligations (as defined herein) of the Guarantor.
The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of Debt Securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, repayments, exchange or conversion provisions (if any), the repayment terms, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the Debt Securities) will be set forth in one or more prospectus supplements or pricing supplements (collectively or individually, as the case may be, a “Prospectus Supplement”) which will accompany this Prospectus. A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which the Prospectus Supplement pertains.
Bell Canada may sell the Debt Securities to or through underwriters or dealers purchasing as principals and may also sell the Debt Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular series or issue of Debt Securities will identify each underwriter, dealer or agent engaged by Bell Canada, as the case may be, in connection with the offering and sale of that series or issue, and will set forth the terms of the offering of such series or issue, the method of distribution of such series or issue, including, to the extent applicable, the proceeds to Bell Canada and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See “Plan of Distribution”.
Unless otherwise specified in an applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. There is currently no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this Prospectus. This may affect the pricing of these Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.
Bell Canada’s head and registered office is located at 1050, côte du Beaver Hall, Suite 1900, Montréal (Québec) H2Z 1S4 and its principal executive offices are located at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun (Québec) H3E 3B3.
Unless otherwise specifically stated, all dollar amounts in this short form prospectus are expressed in Canadian dollars.
We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.
Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.
Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and some of the experts named in this Prospectus are Canadian residents, and a substantial portion of our assets is located in Canada.
Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved the Debt Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WHERE YOU CAN FIND MORE INFORMATION
          In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, BCE is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by BCE in accordance with such requirements, can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.
          Bell Canada and BCE have filed with the SEC a Registration Statement on Form F-9 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, with respect to the Debt Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to Bell Canada and BCE and the Debt Securities.
DOCUMENTS INCORPORATED BY REFERENCE
          Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with or furnished to the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedar.com.
          The following documents, filed by Bell Canada or BCE, as the case may be, with securities commissions or similar authorities in each of the provinces of Canada, as amended from time to time and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:
(a)	Bell Canada’s unaudited Selected Summary Financial Information for the periods ended December 31, 2010 and 2009 dated March 15, 2011;

(b)	BCE’s audited Consolidated Financial Statements for the year ended December 31, 2010, and the Report of Independent Registered Chartered Accountants thereon (the “BCE 2010 Financial Statements”) and the Report of Independent Registered Chartered Accountants on BCE’s internal control over financial reporting, provided on pages 89 to 130 of the BCE Inc. 2010 Annual Report (the “BCE 2010 Annual Report”);

(c)	BCE’s Management’s Discussion and Analysis for the year ended December 31, 2010 (the “BCE 2010 MD&A”) provided on pages 22 to 87 and on page 131 of the BCE 2010 Annual Report;

(d)	BCE’s Annual Information Form dated March 10, 2011 for the year ended December 31, 2010;

(e)	BCE’s Management Proxy Circular dated March 10, 2011 in connection with the annual general meeting of the shareholders of BCE held on May 12, 2011;

(f)	Bell Canada’s unaudited Selected Summary Financial Information for the three-month periods ended March 31, 2011 and 2010 dated May 12, 2011;

(g)	BCE’s unaudited interim consolidated financial statements for the three-month periods ended March 31, 2011 and 2010 provided on pages 27 to 55 of the BCE 2011 First Quarter Shareholder Report (the “BCE 2011 First Quarter Shareholder Report”);

(h)	BCE’s Management’s Discussion and Analysis for the three-month period ended March 31, 2011 (the “BCE 2011 First Quarter MD&A”) provided on pages 2 to 26 of the BCE 2011 First Quarter Shareholder Report;

(i)	Bell Canada’s unaudited Selected Summary Financial Information for the three-month and six-month periods ended June 30, 2011 and 2010 dated August 4, 2011;

(j)	BCE’s unaudited interim consolidated financial statements for the three-month and six-month periods ended June 30, 2011 and 2010 provided on pages 28 to 43 of the BCE 2011 Second Quarter Shareholder Report (the “BCE 2011 Second Quarter Shareholder Report”);

(k)	BCE’s Management’s Discussion and Analysis for the three-month and six-month periods ended June 30, 2011 (the “BCE 2011 Second Quarter MD&A”) provided on pages 2 to 27 of the BCE 2011 Second Quarter Shareholder Report;

(l)	BCE’s material change report dated April 1, 2011 with respect to its acquisition of the remaining 85% interest in Bell Media Inc. (formerly CTVglobemedia Inc.) (“Bell Media”) that it did not already own;

(m)	any and all Prospectus Supplements in respect of this Prospectus as of the date of each such Prospectus Supplement; and

(n)	to the extent permitted by applicable securities law, any other documents which Bell Canada elects to incorporate by reference into this Prospectus.
           Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.
     Any document of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis, exhibits to interim and annual consolidated financial statements containing updated earnings coverage information and information circulars of BCE filed by BCE with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus.
          Any material change report (excluding any confidential material change report), Prospectus Supplement in respect of this Prospectus and selected summary financial information filed by Bell Canada with the various securities commissions or similar securities regulatory authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering hereunder shall be deemed to be incorporated by reference into this Prospectus.

          In addition, any such documents which are filed with or furnished to the SEC by us in our periodic reports on Form 6-K or annual report on Form 40-F after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the Registration Statement of which this Prospectus forms a part if and to the extent expressly provided in such report.
          Pursuant to the exemption provided under Section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations, Bell Canada does not file with the securities commissions and similar securities regulatory authorities in Canada separate continuous disclosure information regarding Bell Canada except for: (a) the selected summary financial information referred to above, and (b) a material change report for a material change in respect of the affairs of Bell Canada that is not also a material change in the affairs of BCE.
          Upon a new annual information form and the related annual audited consolidated financial statements together with the auditors’ report thereon and management’s discussion and analysis related thereto being filed by BCE, and upon new selected summary financial information being filed by Bell Canada, with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, annual and quarterly management’s discussions and analyses, material change reports and selected summary financial information filed by BCE or Bell Canada, as the case may be, prior to the commencement of BCE’s financial year in which the new annual information form was filed, no longer shall be deemed to be incorporated by reference in this Prospectus for the purpose of future offers and sales of Debt Securities hereunder.
          A Prospectus Supplement containing the specific terms of an offering of Debt Securities, updated disclosure of earnings coverage ratio, if applicable, and other information in relation to the Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by that Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This Prospectus and the documents incorporated herein by reference contain forward-looking statements about Bell Canada’s and BCE’s objectives, plans, strategic priorities, financial condition, results of operations, cash flows, business strategies, outlook and other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.
          Unless otherwise indicated, forward-looking statements contained in this Prospectus describe Bell Canada’s and BCE’s expectations, as applicable, as at the date of this Prospectus and forward-looking statements contained in the documents incorporated herein by reference describe Bell Canada’s and BCE’s expectations, as applicable, as of the date of such documents, unless otherwise indicated in such documents. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
          Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from expectations expressed in or implied by such forward-looking statements and that Bell Canada’s and BCE’s objectives, strategies, plans, strategic priorities and other statements that are not historical facts may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, prospective investors are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are provided in this Prospectus and in the documents incorporated by reference for the purpose of giving information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.
          Forward-looking statements made in this Prospectus and in the documents incorporated herein by reference are based on a number of assumptions that BCE or Bell Canada, as applicable, believed were reasonable on the day they made the forward-looking statements. Refer, in particular, to the BCE 2010 MD&A under the heading “Business Outlook and Assumptions” on pages 33 to 35 of the BCE 2010 Annual Report, as updated in the BCE 2011 First Quarter MD&A under the heading “Assumptions and Risks that Could Affect Our Business and Results” on pages 21 to 24 of the BCE 2011 First Quarter Shareholder Report, as further updated in the BCE 2011 Second Quarter MD&A under the heading “Assumptions and Risks that Could Affect Our Business and Results” on pages 22 to 24 of the BCE 2011 Second Quarter Shareholder Report, for a discussion of certain assumptions that BCE or Bell Canada have made in making forward-looking statements.
          Factors that could cause actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this Prospectus or the documents incorporated by reference are disclosed in the BCE 2010 MD&A included in the BCE 2010 Annual Report on pages 70 to 76 under the heading “Risks that Could Affect Our Business and Results”, on pages 60 to 63 under the heading “Our Competitive Environment” and on pages 63 to 69 under the heading “Our Regulatory Environment”, as updated in the BCE 2011 First Quarter MD&A under the headings “Updates to Our Regulatory Environment” and “Assumptions and Risks that Could Affect Our Business and Results” on pages 17 to 20, and 21 to 24, respectively, of the BCE 2011 First Quarter Shareholder Report, as further updated in the BCE 2011 Second Quarter MD&A under the headings “Updates to Our Regulatory Environment” and “Assumptions and Risks that Could Affect Our Business and Results” on pages 20 to 22, and 22 to 24, respectively, of the BCE 2011 Second Quarter Shareholder Report.
          Readers are cautioned that the risks referred to above are not the only ones that could impact BCE and Bell Canada. Additional risks and uncertainties not currently known to BCE or Bell Canada or that BCE or Bell Canada currently deem to be immaterial may also have a material adverse effect on BCE or Bell Canada’s business, financial condition or results of operations.

          Except as otherwise indicated, forward-looking statements do not reflect the potential impact of any non-recurring or other unusual items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date of such statements. The financial impact of these transactions and non-recurring and other unusual items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
INTERCORPORATE RELATIONSHIPS
          Bell Canada was incorporated by special act of the Parliament of Canada in 1880 and continued under the Canada Business Corporations Act (the “CBCA”) effective April 21, 1982. Bell Canada is also legally designated “The Bell Telephone Company of Canada” or “La Compagnie de Téléphone Bell du Canada” and its head and registered office is located at 1050, côte du Beaver Hall, Suite 1900, Montréal (Québec) H2Z 1S4 and its principal executive offices at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun (Québec) H3E 3B3.
          BCE was incorporated in 1970 and was continued under the CBCA in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, by a certificate and articles of arrangement dated July 10, 2006, by a certificate and articles of amendment dated January 25, 2007 and by a certificate and articles of amendment dated June 29, 2011. BCE’s head and registered office and principal executive offices are at 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun (Québec) H3E 3B3.
          The table below shows BCE’s main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities that BCE beneficially owns or directly or indirectly exercises control or direction over. BCE has other subsidiaries, but they have not been included in the table because each represents 10% or less of its total consolidated assets and 10% or less of its total consolidated operating revenues. These other subsidiaries together represented 20% or less of its total consolidated assets and 20% or less of its total consolidated operating revenues at June 30, 2011.

SUBSIDIARY	WHERE IT IS INCORPORATED	PERCENTAGE OF VOTING SECURITIES
	OR REGISTERED	THAT
		BCE INC. HELD AT JUNE 30, 2011 (1)

Bell Canada	Canada	100%
Bell Mobility Inc. (“Bell Mobility”)	Canada	100%
Bell ExpressVu Limited Partnership	Ontario	100%
Bell Media	Canada	100%

(1)	BCE does not own any outstanding non-voting securities issued by these subsidiaries.
          As at June 30, 2011, BCE also directly and indirectly owned 100,376,270 common shares of Bell Aliant Inc., representing 44.1% of the outstanding common shares of Bell Aliant Inc., with the remaining interest publicly held. Furthermore, Bell Canada owns one voting common share of Bell Aliant Regional Communications Inc., with the remaining shares being held by Bell Aliant Inc.
          Pursuant to an Amended and Restated Securityholder’s Agreement dated January 1, 2011, entered into among Bell Aliant Inc., Bell Aliant Regional Communications, Limited Partnership, Bell Aliant Regional Communications Inc., 6583458 Canada Inc., BCE and Bell Canada, BCE has, among others, the following rights with respect to Bell Aliant Inc.:
•	For so long as BCE owns a 30% or greater interest in Bell Aliant Inc., and provided that certain major commercial agreements are in place, BCE has the right to appoint a majority of the directors of Bell Aliant Regional Communications Inc. and to direct Bell Aliant Inc. with respect to the nomination of up to a majority of the directors of Bell Aliant Inc.

•	For so long as BCE owns a 20% or greater interest in Bell Aliant Inc., BCE also has the ability to veto certain actions of Bell Aliant Inc. and its subsidiaries (such as certain material business plans and corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization, the appointment and change of the chief executive officer and entering into material commercial agreements with our competitors).
BUSINESS OF THE CORPORATION
          Bell Canada is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network.
          Additional information about Bell Canada’s business is included in the documents incorporated by reference into this Prospectus.
CONSOLIDATED CAPITALIZATION
          The following table sets forth the consolidated capitalization of BCE on an actual basis based on its unaudited consolidated financial statements as at June 30, 2011 and on a pro forma basis as adjusted to reflect the issuance on July 5, 2011 of $345 million of Cumulative Redeemable First Preferred Shares, Series AK of the Corporation (the “Series AK Preferred Shares”):

	As at
	June 30, 2011
	($ millions)
	(unaudited)
	Actual	As Adjusted
Debt due within one year	$2,239	$2,239

Long-term debt	$12,699	$12,699

Total debt	$14,938	$14,938

Equity — Preferred shares	$2,770	$3,115
— Common shares	$13,568	$13,568
— Contributed surplus	$2,531	$2,531
— Accumulated other comprehensive loss	$(43)	$(43)
— Deficit	$(4,988)	$(5,100)
— Non-controlling interest	$907	$897
          As at June 30, 2011, the consolidated long-term debt of Bell Canada was $15,702 million. Included in this amount is debt of $815 million due to a related party, BCE, at June 30, 2011. There has been no material change in the share and loan capital of Bell Canada since June 30, 2011.
USE OF PROCEEDS
          The use of proceeds from the sale of any Debt Securities will be described in a Prospectus Supplement relating to the specific issuance of Debt Securities. Bell Canada may use proceeds from the sale of Debt Securities hereunder for repayment of indebtedness, to fund capital expenditures and for other general corporate purposes.

DESCRIPTION OF THE DEBT SECURITIES
General
          The terms and conditions set forth in this “Description of the Debt Securities” section will apply to each Debt Security unless otherwise specified in a Prospectus Supplement.
          The Debt Securities are issuable, in one or more series or issues, from time to time at the discretion of Bell Canada, at prices and on terms determined at the time of issue in an aggregate amount not to exceed $3,000,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) calculated on the basis of the principal amount of the Debt Securities issued by Bell Canada, in the case of interest bearing Debt Securities, or on the basis of the gross proceeds received by Bell Canada, in the case of non-interest bearing Debt Securities, during the 25-month period that this Prospectus, including any amendments hereto, remains valid. The Debt Securities will have maturities of not less than one year from the date of issue and can be issued at par, at a discount or at a premium.
          The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of Debt Securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, repayment, exchange or conversion provisions (if any), the repayment terms, the name and compensation of the agents, underwriters or dealers acting as principals, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the Debt Securities), as well as any modifications of or additions to the general terms of the Debt Securities described herein which may be applicable to a particular offering of Debt Securities, will be set forth in a Prospectus Supplement. Bell Canada also reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. Reference is made to the applicable Prospectus Supplement for a description of the specific variable terms of any offering of Debt Securities. Bell Canada may also, from time to time, issue debt securities and incur additional indebtedness otherwise than through the issue of Debt Securities offered pursuant to this Prospectus.
          The Debt Securities which may be offered hereunder will consist of:
(i)	unsubordinated Debt Securities that will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada. Such unsubordinated Debt Securities may be issued under an indenture dated as of November 28, 1997 and indentures supplemental thereto executed by Bell Canada in favour of CIBC Mellon Trust Company, as trustee (the “MTN Indenture”). Debt Securities issued under the MTN Indenture are hereinafter referred to as the “MTN Debentures”; or

(ii)	subordinated Debt Securities which are subordinated in right of payment to the prior payment in full of all Senior Debt (as defined hereinafter). Such subordinated Debt Securities will be issued under an indenture dated as of April 17, 1996 and indentures supplemental thereto executed by Bell Canada in favour of Montreal Trust Company (the predecessor company of Computershare Trust Company of Canada), as trustee (the “Subordinated Indenture”). Debt Securities issued under the Subordinated Indenture are hereinafter referred to as the “Subordinated Debentures”.
          Unsubordinated Debt Securities may also be issued under a distinct trust indenture or without the benefit of a trust indenture. The terms and conditions applicable to unsubordinated Debt Securities issued under a distinct trust indenture or without the benefit of a trust indenture will be set forth in such trust indenture or in the specific Debt Security, as the case may be, and summarized in the applicable Prospectus Supplement. Such terms and conditions may vary from those which apply to MTN Debentures.

          Notwithstanding the foregoing, only MTN Debentures and Subordinated Debentures may be offered or sold in the United States.
          The MTN Indenture and the Subordinated Indenture are sometimes referred to herein individually as an “Indenture” and collectively as the “Indentures”. CIBC Mellon Trust Company and Computershare Trust Company of Canada are each sometimes referred to herein as the “Trustee”.
          The following summaries of certain provisions of the Indentures and the MTN Debentures and Subordinated Debentures do not purport to be complete in every detail, and are subject to and qualified in their entirety by the detailed provisions of the Indentures. Reference should be made to the Indentures for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the MTN Debentures and Subordinated Debentures.
The Indentures
          The following paragraphs summarize certain provisions of the MTN Indenture and the Subordinated Indenture which are substantially similar.
          Form and Denominations
          The MTN Debentures or Subordinated Debentures of any series or issue may be issued in the form of fully-registered definitive securities (the “Definitive Securities”) in denominations of $1,000 and integral multiples thereof or in such other forms and denominations as may be provided for by the terms of the MTN Debentures or Subordinated Debentures of any particular series or issue and set forth in the applicable Prospectus Supplement. The Indentures also provide that MTN Debentures or Subordinated Debentures of any series or issue may be issued in the form of one or more fully-registered global securities (the “Global Securities”), or in any combination of Definitive Securities and Global Securities.
          Open Market Purchases
          Bell Canada will have the right at any time and from time to time to purchase MTN Debentures or Subordinated Debentures in the market, by tender or by private contract at any price.
          Modification
          The rights of the holders of MTN Debentures or Subordinated Debentures under the Indentures may in certain circumstances be modified. For that purpose, among others, the Indentures contain provisions making extraordinary resolutions binding upon all holders of MTN Debentures or Subordinated Debentures issued thereunder. “Extraordinary resolution” is defined, in effect, as a resolution passed at a meeting of such holders by the affirmative votes of the holders of at least 66 2/3% of the principal amount of MTN Debentures or Subordinated Debentures, as the case may be, voted on the resolution at a meeting of holders at which a quorum, as specified in the Indentures, is present or as one or more instruments in writing signed by the holders of at least 66 2/3% in principal amount of all outstanding MTN Debentures or Subordinated Debentures, as the case may be. In certain cases, modifications may require separate extraordinary resolutions of the holders of a specific series of MTN Debentures or Subordinated Debentures outstanding under the Indentures.
          Certain changes can be made only with the consent of each holder of an outstanding series of MTN Debentures or Subordinated Debentures. In particular, each holder must consent to changes in the right of a holder of MTN Debentures or of Subordinated Debentures to receive payment of the principal of and interest on such MTN Debentures or Subordinated Debentures, on or after the respective due dates expressed in such MTN Debentures or Subordinated Debentures, or to institute suit for the enforcement of any such payment on or after such respective dates.

          Payment of Principal and Interest
          Bell Canada will pay the principal of and premium, if any, and interest, if any, on the MTN Debentures or Subordinated Debentures at the dates and places, in the currencies and in the manner described in the MTN Debentures or Subordinated Debentures and in the Indentures. Unless otherwise provided in the terms of the MTN Debentures or Subordinated Debentures of any series or issue and set forth in the applicable Prospectus Supplement, payment of interest, if any, on each MTN Debenture or Subordinated Debenture will be made by electronic funds transfer or by cheque mailed to the address of the holder of each MTN Debenture or Subordinated Debenture appearing on the registers maintained by the Trustee.
          Payments made in respect of MTN Debentures or Subordinated Debentures represented by Global Securities registered in the name of a depository or its nominee will be made to such depository or its nominee, as the case may be, as the registered holder of such Global Securities.
          Payments of principal of and premium, if any, on MTN Debentures or Subordinated Debentures will be made against presentation and surrender thereof for cancellation at such places as are designated in the MTN Debentures or Subordinated Debentures.
          Right of Trustee to Enforce Payment
          If Bell Canada fails to pay to the Trustee on demand, following a declaration made by the Trustee as described below under “Events of Default”, the principal of and premium, if any, and interest, if any, on MTN Debentures or Subordinated Debentures, as the case may be, then issued and outstanding under the applicable Indenture, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of MTN Debentures or Subordinated Debentures, as the case may be, issued and outstanding under the applicable Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to obtain or enforce payment of the said principal and premium, if any, and interest, if any, on all outstanding MTN Debentures or Subordinated Debentures, as the case may be, under the applicable Indenture, together with other amounts due under such Indenture, by any remedy or proceeding authorized by the Indenture.
          Holders of MTN Debentures or Subordinated Debentures issued under the Indentures may not institute any action or proceeding or exercise any other remedy authorized by the Indentures, including an action to enforce the Indentures or the MTN Debentures or Subordinated Debentures, except as provided in the Indentures. Notwithstanding the foregoing, any holder of MTN Debentures or of Subordinated Debentures may institute suit for the enforcement of any payment of principal or interest on or after the respective due dates expressed in such MTN Debentures or Subordinated Debentures.
          Guarantee
          The Guarantor has irrevocably and unconditionally guaranteed the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the Indentures existing at the time the Guarantor entered into such guarantee and, unless otherwise provided in a supplemental trust indenture, incurred thereafter (the “Guarantee”). Such Guarantee therefore includes all of the payment obligations of Bell Canada under the Debt Securities in accordance with the terms of such Debt Securities and of the Indentures. The Guarantor has agreed that its obligations under the Guarantee shall be irrevocable and unconditional, irrespective of, shall not be affected or limited by, and shall not be subject to any defense, set-off, counterclaim or termination by reason of: (i) the legality, genuineness, validity, regularity or enforceability of the Guarantee or the liabilities of Bell Canada guaranteed thereby; (ii) any provision of applicable law or regulation prohibiting the payment by Bell Canada of the Debt Securities; or (iii) any other fact or circumstance which might otherwise constitute a defense to a guarantee. The Guarantor has no right of subrogation, reimbursement or indemnity whatsoever against Bell Canada, nor any right of recourse to security for its obligations under the Guarantee, unless and until all Debt Securities have been finally and irrevocably paid in full. The obligations of the Guarantor under the Indentures and the Guarantee shall be continuing obligations. The liability of the Guarantor shall be discharged or satisfied only upon full payment and performance by either Bell Canada or the Guarantor of all the payment obligations of Bell Canada under the Debt Securities.

          Governing Law
          The Indentures are governed by the laws of the Province of Québec and the laws of Canada applicable therein.
MTN Indenture
          The following paragraphs summarize certain additional provisions of the MTN Indenture.
          Covenants
          The MTN Indenture contains covenants to the following effect:
(1)	Limitation on Liens. Subject to the exception set forth in paragraph (2) below, Bell Canada will not issue, assume or guarantee any Debt secured by, and will not after the date of the MTN Indenture secure any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired), without in any such case effectively providing concurrently therewith that the MTN Debentures (together with any other Debt of Bell Canada which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant) shall be secured equally and rateably with such Debt; provided, however, that the foregoing restrictions shall not apply to Debt secured by:
(i)	Purchase Money Mortgages;

(ii)	Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with Bell Canada or at the time of a sale, lease or other disposition to Bell Canada of the properties of a corporation as an entirety or substantially as an entirety;

(iii)	Mortgages on current assets of Bell Canada securing Current Debt of Bell Canada; or

(iv)	any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) or (ii) or any Mortgage existing at the date of the MTN Indenture, provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).
(2)	Additional Permitted Liens. In addition to Mortgages permitted by paragraph (1) above, Bell Canada may issue, assume or guarantee any Debt secured by, or secure after the date of the MTN Indenture any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired) if, after giving effect thereto, the aggregate principal amount of Debt secured by Mortgages of Bell Canada permitted only by this paragraph (2) does not at such time exceed 5% of the Net Worth of Bell Canada.
          The terms “Current Debt”, “Debt”, “Mortgage”, “Net Worth of Bell Canada” and “Purchase Money Mortgage” are defined in the MTN Indenture.
          Events of Default
          The MTN Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of five days; (ii) default in the payment of any installment of interest on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of 90 days; (iii) default in the payment of any purchase or sinking fund installment on any MTN Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the MTN Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the MTN Debentures at the time outstanding; (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days; and (vi) default, as defined in one or more instruments evidencing indebtedness for borrowed money of Bell Canada, shall happen and be continuing in relation to indebtedness in excess of 5% of the aggregate principal amount of all outstanding indebtedness for borrowed money of Bell Canada, and (a) shall consist of a failure to make any payment of principal at maturity or (b) shall have resulted in the acceleration of such indebtedness so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable.
          If an event of default has occurred under the MTN Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the MTN Debentures issued and outstanding under the MTN Indenture, subject to any waiver of default under the MTN Indenture, by notice in writing to Bell Canada declare the principal and interest on all MTN Debentures then outstanding under the MTN Indenture and other money payable thereunder to be due and payable.
          Transfer Agent and Registrar
          The register for the MTN Debentures will be kept at the principal office of BNY Trust Company of Canada acting as administrative agent for CIBC Mellon Trust Company, in Montréal, and facilities for registration, exchange and transfer of the MTN Debentures will be maintained at its offices in Montréal, Québec, Toronto, Ontario, Vancouver, British Columbia and Calgary, Alberta.
Subordinated Indenture
          The following paragraphs summarize certain additional provisions of the Subordinated Indenture.
          Subordination
          The Subordinated Indenture provides that the indebtedness evidenced by the Subordinated Debentures is subordinate in right of payment to the prior payment in full of all Senior Debt of Bell Canada, whether outstanding on or created, incurred, assumed or guaranteed after the date of the Subordinated Indenture. “Senior Debt” is defined, in effect, as the principal of, premium, if any, interest on and all other amounts in respect of: (i) indebtedness, other than indebtedness represented by the Subordinated Debentures, issued, assumed or guaranteed by Bell Canada for borrowed money or for the deferred purchase price of property; (ii) all other liabilities of Bell Canada; and (iii) renewals, extensions or refundings of any indebtedness referred to in the foregoing clauses (i) and (ii), except, in each case, those which by their terms rank in right of payment equally with or subordinate to the Subordinated Debentures.
          In the event of the insolvency or winding-up of Bell Canada the holders of all Senior Debt are entitled to receive payment in full before the holders of the Subordinated Debentures are entitled to receive any payment. Notwithstanding the subordination provisions, Bell Canada may, except during any such insolvency or winding-up proceedings, make payments of principal of, premium, if any, and interest on the Subordinated Debentures.
          Similarly, in the event of the insolvency or winding-up of Bell Canada, the indebtedness of the Guarantor evidenced by the Guarantee of the Subordinated Debentures (the “Guaranteed Obligations”) will be subordinated in right of payment to the prior payment in full of all Senior Guaranteed Obligations (as defined below) of the Guarantor, whether such Senior Guaranteed Obligations were outstanding on the date on which the Guarantor entered into the Guarantee or were thereafter granted, incurred, or assumed by the Guarantor. “Senior Guaranteed Obligations” means any and all payment obligations of the Guarantor arising from a guarantee of Bell Canada’s payment obligations (but excluding the Guaranteed Obligations or any other guarantee of Bell Canada’s payment obligations by the Guarantor which by its terms ranks in right of payment equally with or subordinated to the Guaranteed Obligations) whether such guarantee is outstanding on the date hereof or hereafter granted, incurred, or assumed by the Guarantor, and, for greater certainty includes the Guarantor’s payment obligations under: (i) the indenture dated as of July 1, 1976 and indentures supplemental thereto executed by Bell Canada in favour of The

Royal Trust Company (the predecessor company of CIBC Mellon Trust Company), as trustee, and indentures supplemental thereto executed by Bell Canada in favour of CIBC Mellon Trust Company, as trustee, and (ii) the MTN Indenture.
          As a result of these subordination provisions, in the event of Bell Canada’s insolvency, holders of Subordinated Debentures may recover less than general creditors of Bell Canada.
          Events of Default
          The Subordinated Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any Subordinated Debenture when the same becomes due and payable; (ii) default in the payment of any installment of interest on any Subordinated Debenture when the same becomes due and payable and continuation of such default for a period of 90 days; (iii) default in the payment of any purchase or sinking fund installment on any Subordinated Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the Subordinated Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the Subordinated Debentures at the time outstanding; and (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days.
          If an event of default has occurred under the Subordinated Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the Subordinated Debentures issued and outstanding under the Subordinated Indenture, subject to any waiver of default under the Subordinated Indenture, by notice in writing to Bell Canada declare the principal and interest on all Subordinated Debentures then outstanding under the Subordinated Indenture and other money payable thereunder to be due and payable.
          Transfer Agent and Registrar
          The register for the Subordinated Debentures will be kept at the principal office of BNY Trust Company of Canada acting as administrative agent for CIBC Mellon Trust Company, in Montréal, and facilities for registration, exchange and transfer of the Subordinated Debentures will be maintained at its offices in Montréal, Québec, Toronto, Ontario, Vancouver, British Columbia and Calgary, Alberta.
EARNINGS COVERAGE RATIOS
          BCE adopted International Financial Reporting Standards (“IFRS”) effective for interim and annual periods commencing January 1, 2011. Financial results under IFRS for 2010 and 2011 are unaudited. Prior to the adoption of IFRS, BCE prepared its consolidated financial statements using previous Canadian generally accepted accounting principles (“Previous Canadian GAAP”).
          The following earnings coverage ratios are calculated for the 12 months ended December 31, 2010 under both Previous Canadian GAAP and IFRS and for the 12 months ended June 30, 2011 under IFRS and give effect to the issuance and redemption of all long-term debt since January 1, 2010, as if these transactions occurred on January 1, 2010 and July 1, 2010, respectively. These earnings coverage ratios do not give effect to the proposed issue of any Debt Securities pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not presently known.
Previous Canadian GAAP
          The following information was computed under Previous Canadian GAAP. After giving effect to the above transactions, BCE’s interest on debt requirements amounted to $829 million for the 12 months ended December 31, 2010. BCE’s net earnings applicable to common shares before interest expense and income tax for the 12 months then ended was $3,385 million, which is 4.1 times BCE’s interest on debt requirements for this period.

          The earnings coverage ratio set out above does not purport to be indicative of an earnings coverage ratio for any future period.
IFRS
          The following information was computed under IFRS. After giving effect to the above transactions, BCE’s interest on debt requirements amounted to $846 million for the 12 months ended December 31, 2010 and to $871 million for the 12 months ended June 30, 2011. BCE’s net earnings attributable to common shareholders before interest expense and income tax was $3,770 million for the 12 months ended December 31, 2010, which is 4.5 times BCE’s interest on debt requirements for that period and $3,460 million for the 12 months ended June 30, 2011, which is 4.0 times BCE’s interest on debt requirements for that period.
          The earnings coverage ratios set out above do not purport to be indicative of an earnings coverage ratio for any future period.
          If Bell Canada offers any Debt Securities having a term to maturity in excess of one year under this Prospectus or a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.
PLAN OF DISTRIBUTION
          Bell Canada may offer and sell the Debt Securities to or through underwriters or dealers purchasing as principals, and it may also sell the Debt Securities to one or more purchasers directly or through agents. Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices.
          If offered on a non-fixed price basis, the Debt Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Debt Securities may be offered may vary as between purchasers and during the period of distribution. Consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debt Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to Bell Canada.
          If, in connection with the offering of Debt Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Debt Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Debt Securities is less than the gross proceeds paid by the underwriters to Bell Canada.
          A Prospectus Supplement will identify each underwriter, dealer or agent engaged by Bell Canada, as the case may be, in connection with the offering and sale of a particular series or issue of Debt Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof, if offered on a non-fixed price basis), the proceeds to Bell Canada and any compensation payable to the underwriters, dealers or agents.
          Under agreements which may be entered into by Bell Canada, underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by Bell Canada against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Debt Securities.
          Each series or issue of Debt Securities will be a new issue of securities with no established trading market. In accordance with rules and policy statements of certain Canadian securities regulators, the underwriters, dealers or agents, as the case may be, may not, throughout the period of distribution of a series of Debt Securities, bid for or purchase such series of Debt Securities. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such series of Debt Securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering, and subject to the first exception mentioned above, the underwriters, dealers or agents, as the case may be, may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters, dealers or agents, as the case may be, in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of a particular series of Debt Securities and short positions created by the underwriters, dealers or agents, as the case may be, involving the sale by the underwriters, dealers or agents, as the case may be, of a greater number of Debt Securities of such series than may be offered by Bell Canada in the offering. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market; these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.
          Any underwriters, dealers or agents to or through whom Debt Securities are sold by Bell Canada for public offering and sale may make a market in the Debt Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Debt Securities of any series or issue will develop or as to the liquidity of any trading market for the Debt Securities.
RISK FACTORS
          An investment in the Debt Securities involves risks. Prospective investors in the Debt Securities should carefully consider the information contained in, or incorporated by reference in, this Prospectus, including, without limitation, the risk factors disclosed in the BCE 2010 MD&A included in the BCE 2010 Annual Report on pages 70 to 76 under the heading “Risks that Could Affect Our Business and Results”, on pages 60 to 63 under the heading “Our Competitive Environment” and on pages 63 to 69 under the heading “Our Regulatory Environment”, as updated in the BCE 2011 First Quarter MD&A under the headings “Updates to Our Regulatory Environment” and “Assumptions and Risks that Could Affect Our Business and Results” on pages 17 to 20, and 21 to 24, respectively, of the BCE 2011 First Quarter Shareholder Report, as further updated in the BCE 2011 Second Quarter MD&A, under the headings “Updates to Our Regulatory Environment” and “Assumptions and Risks that Could Affect Our Business and Results” provided on pages 20 to 22, and 22 to 24, respectively, of the BCE 2011 Second Quarter Shareholder Report, which BCE 2010 MD&A, BCE 2011 First Quarter MD&A and BCE 2011 Second Quarter MD&A are incorporated by reference into this Prospectus.
          In addition, Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than Canadian dollars. Such Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.
          There is currently no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities issued hereunder. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Also, it cannot be assured that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue. See the “Risk Factors” section of the applicable Prospectus Supplement.
          Although the Debt Securities and the Guarantee may not necessarily be subordinated to any other indebtedness, they are not secured. Furthermore, although Bell Canada’s and BCE’s various debt instruments restrict the incurrence of secured indebtedness, such indebtedness may, subject to certain conditions, be incurred. In addition, Bell Canada’s and BCE’s subsidiaries may incur indebtedness. Although BCE is the Guarantor of the Debt Securities that may be issued from time to time hereunder, it is not subject to the limitation on liens and other covenants under the Indentures. Consequently, BCE may, subject to the limitations and covenants under its own debt instruments, incur substantial additional indebtedness, which could make it more difficult for BCE to fulfill its

Guarantee obligations with respect to the Debt Securities. The Debt Securities will be effectively subordinated to the creditors of Bell Canada’s subsidiaries and the Guarantee will be effectively subordinated to the creditors of BCE’s subsidiaries, in that the right of Bell Canada or BCE, as the case may be, to participate as a shareholder in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.
          Finally, there is no assurance that any credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.
LEGAL MATTERS
          Unless otherwise specified in the Prospectus Supplement relating a particular offering of Debt Securities, certain legal matters relating to the issuance of the Debt Securities will be passed upon by Ms. Martine Turcotte, Vice Chair, Québec, of Bell Canada, Mr. Michel Lalande, Senior Vice-President — General Counsel of Bell Canada, Stikeman Elliott LLP and Sullivan & Cromwell LLP on behalf of the Corporation.
INTEREST OF EXPERTS
          Deloitte & Touche LLP, the external auditors of the Corporation, reported on the BCE 2010 Financial Statements and on BCE’s internal control over financial reporting, which reports are incorporated by reference herein. Deloitte & Touche LLP is independent within the meaning of the Code of Ethics of the Ordre des Comptables Agréés du Québec.
PURCHASERS’ STATUTORY RIGHTS
          Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed if offered on a non-fixed price basis. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, the accompanying prospectus supplement relating to securities purchased by a purchaser and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.
EXPERTS
          The audited consolidated financial statements of BCE for each of the three years in the period ended December 31, 2010 and the effectiveness of BCE’s internal control over financial reporting have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS
          BCE and Bell Canada are Canadian companies and are governed by the laws of Canada. A substantial portion of their assets is located outside the United States and some or all of the directors and officers and some or all of the experts named in this Prospectus are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon BCE or Bell Canada and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of BCE or Bell Canada and such directors, officers or experts under the United States federal securities laws. BCE and Bell Canada have been advised by external counsel that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents listed in the second paragraph under “Documents Incorporated by Reference”; (ii) the consent of Deloitte & Touche LLP, independent registered chartered accountants; (iii) powers of attorney from directors and officers of BCE and Bell Canada; (iv) the MTN Indenture; and (v) the Subordinated Indenture.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
Indemnification
          The directors of BCE Inc. (“BCE”), adopted on May 27, 2003 and the directors of Bell Canada (together with BCE, the “Co-Registrants”) also adopted on May 27, 2003, a resolution providing as follows:
“Section 8 — INDEMNIFICATION OF DIRECTORS AND OFFICERS —
Subject to the limitations contained in the CBCA but without limit to the right of the Corporation to indemnify any person under the CBCA or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if (a) such individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual’s conduct was lawful. The Corporation shall advance moneys to the Director, Officer or other individual for the costs, charges and expenses of a proceeding referred to herein providing that the individual shall repay the moneys if the individual does not fulfill the conditions of subsection 124(3) of the CBCA.”
          This resolution represents, in general terms, the extent to which officers and directors may be indemnified by a Co-Registrant under the Canada Business Corporations Act (“CBCA”), the governing Act to which each Co-Registrant is subject. Except in the case of an action taken by a Co-Registrant or of a derivative action taken by a shareholder on behalf of such Co-Registrant, as provided below, the Act provides that a director or officer may be indemnified by such Co-Registrant against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment if (i) he acted honestly and in good faith with a view to the best interests of such Co-Registrant; and (ii) in the case of a criminal or administrative action he had reasonable grounds for believing that his conduct was lawful. The right of indemnification is more limited where directors or officers are sued by the applicable Co-Registrant or on its behalf by a shareholder. In those cases, each Co-Registrant may with the approval of a court indemnify directors and officers against all costs, charges and expenses but not the amount of the judgment or settlement of an action, provided he fulfills the conditions of (i) and (ii) above. A director or officer must be indemnified for costs, charges and expenses if he was substantially successful on the merits of his defence and fulfils the conditions of (i) and (ii) above.
          The directors and officers of the Co-Registrants are covered by an insurance policy indemnifying against civil liabilities which might be incurred by them in such capacities.
          In addition, each director and officer of the Co-Registrants has entered into an indemnification agreement with the Co-Registrants generally providing for indemnification of such person for liabilities incurred in connection with his or her service as a director or officer and obliging the Co-Registrants to maintain liability insurance to support their indemnification obligations under such agreement.
          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Co-Registrants pursuant to the foregoing provisions, the Co-Registrants have been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

F-9, II-1

EXHIBITS
The exhibits to this Amendment No. 1 to the Co-Registrants’ registration statement on Form F-9 are listed in the exhibit index, which appears elsewhere herein.

F-9, II-2

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
     The Co-Registrants undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.
Item 2. Consent to Service of Process.
     The Co-Registrants previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Any non-U.S. person acting as trustee with respect to the registered securities previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
     Any change to the name or address of the agent for service of the Co-Registrants shall be communicated promptly to the Commission by amendment to the applicable Form F-X referencing the file number of the relevant registration statement.

F-9, III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act, each of the Co-Registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment No. 1 to the Co-Registrants’ registration statement on Form F-9 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Canada, on this 15th day of August, 2011.

BELL CANADA

by	/s/ George A. Cope

	Name:	George A. Cope
	Title:	President and Chief Executive Officer

BCE INC.

by	/s/ George A. Cope

	Name:	George A. Cope
	Title:	President and Chief Executive Officer

F-9, III-2

     Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Co-Registrants’ registration statement on Form F-9 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title with Co-Registrant	Date

/s/ George A. Cope	President and Chief Executive Officer, and Director,	August 15, 2011

George A. Cope	BCE Inc. and Bell Canada (Principal Executive Officer)

/s/ Siim A. Vanaselja	Executive Vice-President and Chief Financial Officer,	August 15, 2011

Siim A. Vanaselja	BCE Inc. and Bell Canada (Principal Financial Officer)

/s/ Karyn A. Brooks	Senior Vice-President and Controller, BCE Inc. and	August 15, 2011

Karyn A. Brooks	Bell Canada (Principal Accounting Officer)

*

Thomas C. O’Neill	Chairman and Director, BCE Inc. and Bell Canada	August 15, 2011

*

Barry K. Allen	Director, BCE Inc. and Bell Canada	August 15, 2011

*

André Bérard	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Ronald A. Brenneman	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Sophie Brochu	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Robert E. Brown	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Anthony S. Fell	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Edward C. Lumley	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Jim Prentice	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Robert C. Simmonds	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Carole Taylor	Director, BCE Inc. and Bell Canada	August 15, 2011

*

Paul R. Weiss	Director, BCE Inc. and Bell Canada	August 15, 2011

*By	/s/ Alain F. Dussault

Alain F. Dussault
Corporate Secretary
Attorney-in-Fact

F-9, III-3

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this Amendment No. 1 to the Co-Registrants’ registration statement on Form F-9, solely in the capacity of the duly authorized representative of Bell Canada and BCE Inc. in the United States, in the City of Newark, State of Delaware on this 15th day of August, 2011.

Puglisi & Associates (Authorized U.S. Representative)
by	/s/ Donald J. Puglisi
Name: Donald J. Puglisi Title: Managing Director

F-9, III-4

INDEX TO EXHIBITS

Exhibit No.

4.1*	The unaudited selected summary financial information of Bell Canada for the periods ended December 31, 2010 and 2009.

4.2	The annual audited consolidated financial statements of BCE for the year ended December 31, 2010, including consolidated balance sheets as at December 31, 2009 and December 31, 2008 and the consolidated statements of income, cash flows, equity and comprehensive income for each of the years in the three-year period ended December 31, 2010 and related notes, together with the auditors’ report thereon and the auditors’ report on BCE’s internal control over financial reporting (incorporated by reference to Exhibit 99.2 to BCE’s Form 40-F filed with the Securities and Exchange Commission on March 15, 2011 (the “Form 40-F”)).

4.3	The management’s discussion and analysis of BCE for the year ended December 31, 2010 (incorporated by reference to Exhibit 99.2 of the Form 40-F).

4.4	Annual Information Form of BCE for the year ended December 31, 2010 (incorporated by reference to Exhibit 99.1. of the Form 40-F).

4.5	The management information circular of BCE dated March 10, 2011, in connection with the annual meeting of BCE’s shareholders held on May 12, 2011 (incorporated by reference to Exhibit 1 to BCE’s Form 6-K, furnished to the Commission on March 29, 2011).

4.6	The interim unaudited selected summary financial information of Bell Canada for the three months ended March 31, 2011 and 2010 (incorporated by reference to Exhibit 99.5 to BCE’s Form 6-K, furnished to the Commission on May 12, 2011).

4.7	The interim unaudited consolidated financial statements of BCE for the three months ended March 31, 2011, including consolidated statements of financial position as at March 31, 2011, December 31, 2010 and January 1, 2010, consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the three months ended March 31, 2011 and March 31, 2010 and related notes (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on May 12, 2011).

4.8	The management’s discussion and analysis of BCE for the three months ended March 31, 2011 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on May 12, 2011).

4.9	The interim unaudited selected summary financial information of Bell Canada for the three months ended June 30, 2011 and 2010 (incorporated by reference to Exhibit 99.5 to BCE’s Form 6-K, furnished to the Commission on August 4, 2011).

4.10	The interim unaudited consolidated financial statements of BCE for the six months ended June 30, 2011, including consolidated statements of financial position as at June 30, 2011, December 31, 2010 and January 1, 2010, consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the six months ended June 30, 2011 and June 30, 2010 and related notes (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 4, 2011).

*	Previously filed.

Ex.-1

Exhibit No.

4.11	The management’s discussion and analysis of BCE for the six months ended June 30, 2011 (incorporated by reference to Exhibit 99.1 to BCE’s Form 6-K, furnished to the Commission on August 4, 2011).

4.12	BCE’s Form 6-K, furnished to the Commission on April 1, 2011.

5.1**	Consent of Deloitte & Touche LLP.

7.1*	Indenture dated as of November 28, 1997 between Bell Canada, as issuer and CIBC Mellon Trust Company, as trustee.

7.2*	First Supplemental Indenture dated as of July 12, 1999 between Bell Canada, as issuer and CIBC Mellon Trust Company, as trustee.

7.3*	Second Supplemental Indenture dated as of February 1, 2007 among Bell Canada, as issuer, BCE as guarantor and CIBC Mellon Trust Company, as trustee.

7.4*	Indenture dated as of April 17, 1996 between Bell Canada, as issuer and Montreal Trust Company (the predecessor company of Computershare Trust Company of Canada), as trustee.

7.5*	First Supplemental Indenture dated as of April 17, 1996 between Bell Canada, as issuer and Montreal Trust Company (the predecessor company of Computershare Trust Company of Canada), as trustee.

7.6*	Second Supplemental Indenture dated as of December 30, 1996 between Bell Canada, as issuer and Montreal Trust Company (the predecessor company of Computershare Trust Company of Canada), as trustee.

7.7*	Third Supplemental Indenture dated as of April 1, 2003 between Bell Canada, as issuer, Montreal Trust Company of Canada and Computershare Trust Company of Canada, as replacement trustee.

7.8*	Fourth Supplemental Indenture dated as of February 1, 2005 between Bell Canada, as issuer and Computershare Trust Company of Canada, as trustee.

7.9*	Fifth Supplemental Indenture dated as of January 1, 2007 between Bell Canada, as issuer and Computershare Trust Company of Canada, as trustee.

7.10*	Sixth Supplemental Indenture dated as of February 1, 2007 between Bell Canada, as issuer, BCE, as guarantor and Computershare Trust Company of Canada, as trustee.

**	Filed herewith.

Ex.-2